October 24, 2011

VIA EDGAR

Ms. Christina DiAngelo

Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street NE

Washington D.C.  20549-8626

RE:

The Arbitrage Funds  (the “Registrant” or the “Fund(s)”)

Investment Company Act File No. 811-09815

Dear Ms. DiAngelo,

On behalf of the Registrant, this letter responds to your comments communicated orally to ALPS Fund Services, Inc. (“ALPS”), the administrator of the Registrant, on September 26, 2011 with respect to the review of the Registrant by the Securities and Exchange Commission (the “Commission”). You stated that the purpose of the Commission’s review was designed to ensure that the filings made by the Registrant with the Commission, including the accompanying Registrant disclosures, complied with the Sarbanes-Oxley Act of 2002.

Set forth in the numbered paragraphs below are your comments of September 26, 2011, followed by the Registrant’s responses.  In response to your request, this letter is being submitted to the Commission as a correspondence filing via EDGAR within thirty (30) days of receipt of your comments.

1)

Comment:  You provided several comments regarding the Registrant’s Form N-CSR filing for its fiscal year ended May 31, 2011, as filed on August 10, 2011.  In particular, you noted the following:

(a)

You referred to the Commission’s July 30, 2010 letter to the Investment Company Institute describing derivatives disclosure that should be included in a mutual fund’s registration statements and shareholder reports. You noted that the shareholder letter in Registrant’s shareholder report does not reference derivatives and disclosure should include a list of derivatives used, how the use of those derivatives furthers the investment objective of the Fund, and the risks specific to each type of derivative used.

(b)

You noted that the “Portfolio of Investments” for The Arbitrage Event-Driven Fund contains information related to the preferred stock owned by such fund. You requested that going forward the Registrant disclose the rates associated with the preferred stock investments.

(c)

You noted that the “Portfolio of Investments” for The Arbitrage Event-Driven Fund contains information related to the rights offerings owned by such fund.  You noted that the first rights offering listed is noted as a non-income producing security, however the remaining rights offering are not disclosed as a non-income producing security.  By nature of the product, rights offerings are non-income producing securities and should be noted as such.

(d)

In the “Notes to the Financial Statements”,  you requested that the Registrant specifically address how swap contracts are valued.

(e)

In the “Notes to the Financial Statements” on page 61 of the shareholder report, you noted that the derivatives disclosure does not specifically map back to the derivatives disclosure on the “Statement of Operations.” You requested that going forward the Registrant modify the chart accordingly so that the disclosure syncs up to the “Statement of Operations.”

(f)

In the introductory paragraph of the expense examples contained in the “Disclosure of Fund Expenses”, you requested that the Registrant modify the language regarding transactions costs to disclose that the Funds’ have a redemption fee.

(g)

In the expense tables included in the “Disclosure of Fund Expenses”, you requested that the Registrant present one example inclusive of all expenses rather than two tables. You noted that the Registrant can explain in a note to the table what the expenses would be excluding certain expenses.

(h)

In the “Financial Highlights”, you noted that several different gross expense ratios were listed. You requested that going forward, the gross expense ratio include interest and dividend expenses on short sales and all other expense ratios can be included in a footnote to the Financial Highlights.

(i)

You requested that the disclosure of the “Trustees’ Renewal of Advisory Agreements” be more specific and include the factors the Board of Trustees of the Registrant considered and how it reached its conclusion, in approving the renewal of the investment management agreement.

(j)

In the “Board of Trustees and Officers” table setting forth the Trustees and executive officers of the Registrant, you noted that the table is missing the “Number of Portfolios in Fund Complex Overseen by Director” column as required by Item 17(a) of Form N-1A.

(k)

In accordance with Rule 30e-1 of the 1940 Act, you inquired when the shareholder report was submitted. You noted that the “Report of Independent Registered Public Accounting Firm” included in the shareholder report was dated August 1, 2011.

Response:

(a)

The use of derivatives did not materially affect the performance of Registrant during the fiscal year ended May 31, 2011.  Registrant will include the requested disclosure in future Registrant filings on Form N-CSR if the use of derivatives materially affected the performance of the Registrant.

(b)

Requested revision will be incorporated in future Registrant filings on Form N-CSR.

(c)

 Requested revision will be incorporated in future Registrant filings on Form N-CSR.

(d)

Requested revision will be incorporated in future Registrant filings on Form N-CSR.

(e)

Requested revision will be incorporated in future Registrant filings on Form N-CSR.

(f)

Requested revision will be incorporated in future Registrant filings on Form N-CSR.

(g)

Requested revision will be incorporated in future Registrant filings on Form N-CSR.

(h)

On future Registrant filings on Form N-CSR, Registrant will rearrange the information that is clearer to the shareholder.

(i)

Requested revision will be incorporated in future Registrant filings on Form N-CSR.

(j)

Requested revision will be incorporated in future Registrant filings on Form N-CSR.

(k)

Pursuant to Rule 30e-1 of the 1940 Act, the 60th day from the Registrant’s fiscal year end fell on a weekend.  Therefore, the Registrant’s annual report was mailed the next business day following the 60th day from Registrant’s fiscal year end; August 1, 2011.

2)

Comment:

You noted that on the Registrant’s website, the expense ratio for The Arbitrage Event-Driven Fund is outdated and requested that it be updated.

Response:

 Requested revision has been made to the Registrant’s website.

3)

Comment:

You noted that the Registrant filed for a Notification of Late Filing on Form 12b-25 (the “Form”) on August 1, 2011 on behalf of the Registrant related to the Form N-SAR for the fiscal period ended May 31, 2011.  You noted that the Commission believes the response given on Part III of the Form as to why the filing was untimely is insufficient. You noted that the Commission will send the Registrant a separate letter regarding the filing and request that the Registrant respond via separate EDGAR correspondence.

Response:

 Registrant will respond to the Form 12b-25 filing via separate EDGAR correspondence.

*****

In connection with the Commission’s review of filings made by the Registrant, including the accompany Registrant disclosures in view of compliance with the Sarbanes-Oxley Act of 2002, as described herein, the Registrant hereby acknowledges that:

(i)

The Registrant is responsible for the adequacy and accuracy of the disclosures in its filings;

(ii)

Commission staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

(iii)

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

Please feel free to contact the undersigned at 303.623.2577 should you have any questions.

Sincerely,

/s/ Kim Storms

Kim Storms

Chief Financial Officer

 The Arbitrage Funds

cc:

Board of Trustees, The Arbitrage Funds

Matthew Hemberger, Chief Compliance Officer, The Arbitrage Funds

Richard Teigan, Foley & Lardner LLP

Peter Fetzer, Foley & Lardner LLP

Richard Wagner, Tait Weller & Baker LLP

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